Q4 FY2016 Q1 FY2017 October 27, 2016

Business highlights



Scott Farquhar
Co-founder and CEO



Mike Cannon-Brookes
Co-founder and CEO

Photocopies. Email. Status meetings. When Atlassian was founded, these were the tools of workplace collaboration. Today, the problems teams are solving have become increasingly complex, and the teams themselves increasingly distributed.

It's no surprise then that more and more teams are turning to Atlassian to improve how they work. What started 15 years ago with a $10,000 credit card has grown into a business helping teams at over 65,000 companies worldwide unleash their potential. Today we're excited to share highlights from a strong first quarter of our fiscal 2017.

Atlassian Summit 2016 unites our customer community

Earlier this month, over 3,200 attendees from 35 countries came together for our 8th annual user conference, Atlassian Summit. Attendance was up 25% over last year and thousands more participated in the livestream. The event offered customers four days of training, best practices, and the opportunity to learn about new developments across the Atlassian product portfolio.

In addition to a number of product announcements highlighted below, we also unveiled the Atlassian Team Playbook, our guide to making teamwork *work*. We believe great teamwork is the sum of incredible people, tools and practices.

The Team Playbook provides step-by-step guides for tracking team health and executing plays that address common pain points like conflicting priorities or a lack of shared direction. We received incredible feedback from Summit attendees who are excited to combine the power of our software with proven processes for high-performing teams.

Finally, this year's Summit included a celebration of those who give back. Over 60 Atlassian partners joined the Pledge 1% movement we founded in 2014 with Salesforce – up from 11 last year. Participating companies commit to donating 1% of equity, product, employee time, and/or profit to causes of their choosing. It's rewarding to see our ecosystem join us in our effort to change the face of corporate philanthropy.


Atlassian Summit
Atlassian Sum

Atlassian
2
Q1 FY2017

Q1 FY20173 • For project planning and tracking, we have seen rapid adoption of JIRA Core by non-technical teams. Among our attendees at Summit this year, over half use JIRA Core, representing significant growth since its launch just one year ago. • We furthered our momentum in the code management and collaboration space with the launch of Bitbucket Pipelines, a cloud-based continuous delivery offering. This new feature supports the continuous delivery approach increasingly preferred by software teams to build, test, and release software on a frequent basis. Supporting the collaboration needs of software teams remains a strong growth area for us with Bitbucket Cloud now hosting code from over five million developers, representing over 900,000 professional teams.  Serving all teams with full collaboration stack There are over 800 million knowledge workers globally, and the most important aspect of productivity is how well they work together. That's why it's our mission to unleash the potential in every team through our full portfolio of team collaboration products. We continue to see momentum across our business as we deliver better ways for a wide variety of teams to organize, discuss, and complete work.  • In the fast-growing team messaging space we continued to pioneer new capabilities with the launch of group video for HipChat to support the distributed nature of today's teams. We also introduced the public beta of HipChat Data Center to serve customers requiring an on-premise messaging service as their companies scale upwards of 5,000 users. The easy-to-use attributes of HipChat are attracting more teams than ever, generating approximately one billion messages every seven weeks. By comparison, when we first launched HipChat in 2010, it took us three years to reach our first billion messages.   • Confluence, our content collaboration product, is used by more than 30,000 of our customers across every type of team. At Summit, we heard how HR teams create on-boarding materials for new hires, marketing teams draft blog posts, plans, and campaign documents, and IT and customer service teams set up   and collaborate on self-service knowledge bases all within Confluence.

Q1 FY20174 high demand for AWS support among our enterprise customers who are eager to spend less energy maintaining their own networks, but are not yet ready to move to a cloud-based hosted service.   • Zero-downtime capabilities for JIRA Software Data Center. Now administrators can upgrade to a new version of the software without interrupting their company's access to JIRA.  • Support for SAML 2.0, which enables single sign-on across all our Data Center products. This is essential for organizations adopting SAML as their corporate identity standard. Momentum in the Atlassian Marketplace The developer ecosystem around Atlassian continues to grow and flourish, with more than 2,000 add-ons in the Atlassian Marketplace and more than 10,000 developers in our ecosystem. Approximately 40% of our customers have purchased an add-on from the Atlassian Marketplace. We are excited to announce that the Marketplace reached a new milestone:   $200 million in sales since its inception in 2012. It took us three years to hit the first $100 million but only a little over a year to hit the second $100 million. The success of the Marketplace demonstrates the tremendous value our customers find in integrating our products with other services and applications. JIRA Service Desk expands to external customer support and incident management Since launching three years ago as a way to help IT and business teams manage internal service requests, more than 20,000 organizations have adopted JIRA Service Desk. And as we’ve expanded across internal IT and business team use cases, we’ve heard increasing demand to use JIRA Service Desk for external customer service and support. We responded to this demand by adding several new external service and support capabilities, expanding both the reach of the product into the fast-growing external support desk market and the value the product can deliver to our customers. We also made it easier for internal and external customers to see information about incidents and downtime through an improved integration between JIRA Service Desk and StatusPage, the status and incident management product we acquired   in July of this year. Customers can access this information directly from the company's customer service portal, deflecting customer contacts so the response team stays focused on fixing the problem.  New offerings and capabilities for large enterprises Atlassian seeks to serve teams of all sizes. As we grow our product portfolio and expand to more teams within our customer base, our products become increasingly mission critical. We introduced the Data Center product line in 2014 to better serve the scaling and high-availability needs of large customers. We continue to invest in this growth area and introduced several improvements this past quarter: • Official support for running the Data Center versions of JIRA Software and Bitbucket on the Amazon Web Services (AWS) platform. This lets us meet the

Customer highlights

We finished the first quarter of fiscal 2017 with 65,673 customers, a 27% year-over-year increase. We added 4,723 net new customers during the quarter. Net new customers during the quarter were higher than is typical because of a one-time increase in customers following our acquisition of StatusPage. Excluding StatusPage, we ended the quarter with a total customer count of 64,246, a 24% year-over-year increase, and 3,296 net new customers.

Our customers represent diverse industries and geographies as our highly automated sales model allows us to target the Fortune 500,000 – not just the Fortune 500. A few of our more than 4,700 new customers during the quarter include utility software solutions provider SEDC, luggage manufacturer Samsonite, mobile device manufacturer ZTE, pet insurance administrator Petsure, luxury automotive manufacturer Bentley, asset management firm Russell Investments, organic food delivery firm Green Chef, and the Munich Airport.

Customers are using our products in all sorts of ways, across many types of teams. Here are just a handful of the myriad examples.

Customers: We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid more than $10 per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.


Customers
Period ended
37,250
40,070
42,780
45,640
48,622
51,636
54,262
57,431
60,950
65,673
Q4'14
Q1'15
Q2'15
Q3'15
Q4'15
Q1'16
Q2'16
Q3'16
Q4'16
Q1'17

Lufthansa Systems

Lufthansa Systems, a leading provider of IT solutions in the aviation industry that serves more than 300 airlines worldwide, uses JIRA Software, JIRA Service Desk, JIRA Core, Confluence, FishEye, and Crucible to standardize its processes on Atlassian products and now has over 8,000 users across the company.

To highlight just one product, JIRA Core helps Lufthansa Systems' teams, from HR to marketing to information security to customer service, work smarter through project management and improved processes, ultimately delivering better service to customers. For instance, Lufthansa Systems' service delivery improvement team is made up of 30 people who need to be able to work cross-functionally with their production team and service delivery managers. Prior to using JIRA Core, the members of the team were working in a very individual way: sending direct email or having telephone calls. JIRA Core transformed the way the team works, letting them run projects collaboratively while streamlining and simplifying their processes.

Atlassian 5 Q1 FY2017

Q1 FY20176 Rockwell Collins Another example where we've seen our products spread like wildfire is at Rockwell Collins, a provider of avionics and IT systems to aircraft manufacturers and governmental agencies. Its usage of Atlassian tools began with a single engineering team in 2011. Today, over 20,000 employees are taking advantage of JIRA Software, Confluence, Bamboo, Bitbucket, FishEye, and Crucible. The engineering team uses JIRA Software for configuration control and process tracking as they develop avionic systems for new jets. Designers use Confluence for collaborative design work and reporting, as well as documenting team best practices. And the power and ease-of-use of our products has inspired teams in management, support, program office, marketing, and operations to use Confluence pages and JIRA Software kanban boards to manage their work more effectively.   Kabbage Kabbage, an online financial technology company, uses Atlassian products to develop its platform for personal and business loans, as well as push updates to its website six times a day on average. Kabbage's engineering and IT departments first adopted Atlassian products in 2011 and now use HipChat, Confluence, JIRA Software, JIRA Service Desk, Bamboo, and Bitbucket. In 2015, Kabbage moved the whole company to HipChat, migrating then-disjointed teams off the grab-bag assortment of communication tools being used at the time. Today the entire company uses HipChat, Confluence, and JIRA Software to better collaborate, document, and manage processes. Teams throughout Kabbage – including engineering, change management,   user experience, finance, infrastructure facilities and marketing — use JIRA Software to manage over 30 projects. Meanwhile, Kabbage's partner support, internal support, product operations, risk operations, fraud operations, and facilities teams use JIRA Service Desk to manage tickets and tasks efficiently. And Kabbage Cares, the company's employee volunteering program, uses Confluence to rally participants and share their stories, as well as JIRA Software to track employee volunteer hours.  Kabbage even uses Atlassian products to facilitate work with external   teams. They recently created a Confluence instance for a financial partner   who uses its platform to underwrite loans. Confluence lets Kabbage and   the partner document all transactions and related notes, ending what they   describe as the "torture of wading through 60+ emails in one thread" during   the underwriting process.

Financial highlights



Murray Demo
Chief Financial Officer

Revenue

Total revenue for the first quarter of fiscal 2017 was $136.8 million, up 34% year-over-year. Our revenue by line item for the quarter is as follows:

- Subscription revenue primarily relates to fees earned from sales of our cloud products. A small portion of this revenue also relates to sales of our Data Center products, which are server products sold to our largest enterprise customers on a subscription basis. We recognize subscription revenue ratably over the term of the contract. For Q1'17, subscription revenue was $49.9 million, up 64% year-over-year. The growth in subscription revenue reflects more of our customers choosing our cloud products, as well as strong growth in our Data Center offerings during the quarter.

- Maintenance revenue represents fees earned from providing customers updates, upgrades and technical product support for our perpetual license products. Maintenance revenue is recognized ratably over the support period, which is typically 12 months. For Q1'17, maintenance revenue was $61.7 million, up 23% year-over-year.

- License revenue is related to fees earned from the sale of perpetual licenses for our server or behind-the-firewall products, and is recognized at the time of sale. For Q1'17, license revenue was $17.5 million, up 13% year-over-year.

- Other revenue includes our portion of the fees received for sales of third-party add-ons and extensions in the Atlassian Marketplace, and for training services. For Q1'17, other revenue was $7.6 million, up 38% year-over-year.


Revenue
USD in millions (Y/Y growth rate in %)
$92
49%
Q4'15
$102
50%
Q1'16
$110
45%
Q2'16
$118
40%
Q3'16
$128
39%
Q4'16
$137
34%
Q1'17


Revenue by type
USD in millions (Y/Y growth rate in %)
$92
21%
46%
70%
Q4'15
$102
20%
45%
77%
Q1'16
$110
9%
39%
69%
Q2'16
$118
11%
36%
71%
Q3'16
$128
17%
28%
68%
Q4'16
$137
13%
23%
64%
Q1'17
Subscription
Maintenance
Perpetual License
Other

Atlassian
7
Q1 FY2017

Q1 FY20178 Margins and operating expenses A reconciliation of IFRS to non-IFRS measures is provided within the tables at the end of this letter, in our earnings press release or posted on our Investor Relations website. IFRS gross margin for Q1'17 was 83.5%, compared with 83.9% for Q1'16. Non- IFRS gross margin for Q1'17 was 86.1%, compared with 86.8% for Q1'16. Gross margin in the quarter was higher than expected as we incurred lower support costs and lower depreciation expense. The accelerated depreciation expense we discussed last quarter began later in the quarter than anticipated. Lower depreciation expense in the first quarter will be offset by higher depreciation expense in the remaining three quarters of fiscal 2017. On an IFRS basis, operating expenses were $119.4 million in Q1'17, up 52% from $78.3 million in Q1'16. On a non-IFRS basis, operating expenses were $90.0 million in Q1'17, up 38% from $65.4 million Q1'16.  • Research & development expense on an IFRS basis was $67.5 million in Q1'17, compared with $39.5 million in Q1'16. Research & development expense on a non-IFRS basis was $50.4 million or 36.9% of revenue in Q1'17, compared with $39.5 million or 38.8% of revenue in Q1’16. • Marketing & sales expense on an IFRS basis was $25.0 million in Q1'17, compared with $16.3 million in Q1'16. Marketing & sales expense on a non- IFRS basis was $21.3 million or 15.5% of revenue in Q1'17, compared with $13.5 million or 13.3% of revenue in Q1'16.  • General & administrative expense on an IFRS basis was $26.9 million in Q1'17, compared with $16.6 million in Q1'16. General & administrative expense on a non-IFRS basis was $18.2 million or 13.3% of revenue in Q1'17, compared with $12.4 million or 12.2% of revenue in Q1'16.    Total employee headcount was 1,833 at the end of Q1'17. Headcount growth compared with Q4’16 was across all expense categories, with the majority in research & development. IFRS operating loss was $5.1 million for Q1'17, compared with IFRS operating income of $7.1 million for Q1'16. Non-IFRS operating income was $27.8 million,   or 20.3% of revenue for Q1'17, compared with $22.9 million or 22.5% of revenue for Q1'16. Operating margin for the quarter was higher than targeted due to higher revenue and gross margin, as well as lower consulting and headcount related expenses. Net income IFRS net loss was $2.6 million, or ($0.01) per diluted share, for Q1'17 compared with IFRS net income of $5.1 million, or $0.03 per diluted share, for Q1'16. Non- IFRS net income was $22.7 million, or $0.10 per diluted share, for Q1'17 compared with $18.4 million, or $0.11 per diluted share, for Q1'16.    Balance sheet Atlassian finished Q1'17 with $754.3 million in cash, cash equivalents and short- term investments.   Free cash flow Free cash flow for Q1'17 was $26.1 million, comprised of cash flow from operations of $28.5 million, less capital expenditures of $2.4 million. Free cash flow margin, defined as free cash flow as a percentage of revenue, was 19.1%.

Q1 FY20179 Financial targets   For the full year fiscal 2017, our financial targets are as follows:  • Total revenue is expected to be in the range of $597 million to $603 million. • Gross margin is expected to be in the range of 82% to 83% on an IFRS basis   and in the range of 84% to 85% on a non-IFRS basis. • Operating margin is expected to be approximately (10%) on an IFRS basis and approximately 16% on a non-IFRS basis. • Weighted-average share count is expected to be in the range of 234 million to 236 million shares on a fully diluted basis. • Net loss per diluted share is expected to be in the range of ($0.18) to ($0.17) on an IFRS basis, and net income per diluted share is expected to be in the range of $0.33 to $0.34 on a non-IFRS basis. • Free cash flow is expected to be in the range of $155 million to $165 million, which factors in capital expenditures that are expected to be approximately   $15 million in fiscal 2017. Financial targets for Second Quarter Fiscal 2017 and Full Year Fiscal 2017 For the second quarter of fiscal 2017, our financial targets are as follows: • Total revenue is expected to be in the range of $142.5 million to $144.5 million. • Gross margin is expected to be approximately 82% on an IFRS basis and approximately 84% on a non-IFRS basis. • Operating margin is expected to be approximately (8%) on an IFRS basis and approximately 16% on a non-IFRS basis. • Weighted-average share count is expected to be in the range of approximately 234 million to 236 million shares on a fully diluted basis. • Net loss per diluted share is expected to be approximately ($0.03) on an   IFRS basis, and net income per diluted share is expected to be approximately $0.08 on a non-IFRS basis.

Q1 FY2017 Atlassian Corporation Plc  Consolidated statements of operations (U.S. $ and shares in thousands, except per share data)  (unaudited) 10 Three Months Ended September 30, 2016 2015 Revenues: Subscription $ 49,931 $ 30,467 Maintenance 61,741 50,354 Perpetual license 17,501 15,501 Other 7,614 5,500 Total revenues 136,787 101,822 Cost of revenues (1) (2) 22,562 16,420 Gross profit 114,225 85,402 Operating expenses: Research and development (1) 67,458 45,460 Marketing and sales (1) (2) 24,980 16,262 General and administrative (1) 26,915 16,602 Total operating expenses 119,353 78,324 Operating income (loss) (5,128) 7,078 Other non-operating income (expense), net (63) (603) Finance income 1,322 46 Finance costs (7) (8) Income (loss) before income tax benefit (expense) (3,876) 6,513 Income tax benefit (expense) 1,239 (1,431) Net income (loss) $ (2,637) $ 5,082 Net income (loss) per share attributable to ordinary shareholders: Basic $ (0.01) $ 0.03 Diluted $ (0.01) $ 0.03 Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders: Basic 218,504 144,008 Diluted 218,504 145,513 (1) Amounts include share-based payment expense, as follows: Three Months Ended September 30, 2016 2015 Cost of revenues $ 1,339 $ 1,206 Research and development 16,999 5,921 Marketing and sales 3,515 2,742 General and administrative 8,670 4,227 (2) Amounts include amortization of acquired intangible assets, as follows: Three Months Ended September 30, 2016 2015 Cost of revenues $ 2,202 $ 1,745 Marketing and sales 196 21

Q1 FY2017 Atlassian Corporation Plc Consolidated statements of financial position (U.S. $ in thousands)   (unaudited) 11 September 30, 2016 June 30, 2016 Assets Current assets: Cash and cash equivalents $ 266,745 $ 259,709 Short-term investments 487,599 483,405 Trade receivables 14,898 15,233 Current tax receivables 7,506 6,013 Prepaid expenses and other current assets 21,256 14,178 Total current assets 798,004 778,538 Non-current assets: Property and equipment, net 54,557 58,762 Deferred tax assets 147,433 127,411 Goodwill 22,697 7,138 Intangible assets, net 19,907 13,577 Other non-current assets 5,649 5,547 Total non-current assets 250,243 212,435 Total assets $ 1,048,247 $ 990,973 Liabilities Current liabilities: Trade and other payables $ 48,572 $ 57,886 Current tax liabilities 2,855 286 Provisions 5,169 4,716 Deferred revenue 180,603 173,612 Total current liabilities 237,199 236,500 Non-current liabilities: Deferred tax liabilities 10,248 6,639 Provisions 2,197 2,170 Deferred revenue 8,313 7,456 Other non-current liabilities 9,520 6,545 Total non-current liabilities 30,278 22,810 Total liabilities $ 267,477 $ 259,310 Equity Share capital $ 22,000 $ 21,620 Share premium 446,134 441,734 Other capital reserves 290,550 244,335 Other components of equity 5,448 4,699 Retained earnings 16,638 19,275 Total equity $ 780,770 $ 731,663 Total liabilities and equity $ 1,048,247 $ 990,973

Q1 FY2017 Atlassian Corporation Plc Consolidated statements of cash flows (U.S. $ in thousands)  (unaudited) 12 Three Months Ended September 30, 2016 2015 Operating activities Income (loss) before income tax $ (3,876) $ 6,513 Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities: Depreciation and amortization 8,042 4,534 Gain on sale of other assets (342) — Net unrealized foreign currency loss (gain) (93) 564 Share-based payment expense 30,523 14,096 Interest income (1,322) (46) Changes in assets and liabilities: Trade receivables 627 1,278 Prepaid expenses and other assets (5,186) (4,124) Trade and other payables, provisions and other non-current liabilities (8,534) (10,708) Deferred revenue 7,688 6,701 Interest received 2,296 83 Income tax paid, net of refunds (1,361) (4,487) Net cash provided by operating activities 28,462 14,404 Investing activities Business combinations, net of cash acquired (18,295) — Purchases of property and equipment (2,391) (6,155) Proceeds from sale of other assets 342 — Purchases of investments (151,736) (4,400) Proceeds from maturities of investments 34,850 19,582 Proceeds from sales of investments 111,882 — Payment of deferred consideration (185) (1,025) Net cash provided by (used in) investing activities (25,533) 8,002 Financing activities Proceeds from exercise of share options, including early exercised options 3,717 1,211 Deferred offering costs — (1,745) Net cash provided by (used in) financing activities 3,717 (534) Effect of exchange rate changes on cash and cash equivalents 390 (634) Net increase in cash and cash equivalents 7,036 21,238 Cash and cash equivalents at beginning of period 259,709 187,094 Cash and cash equivalents at end of period $ 266,745 $ 208,332

Q1 FY2017 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS results (U.S. $ and shares in thousands, except per share data)  (unaudited) 13 Three Months Ended September 30, 2016 2015 Gross profit IFRS gross profit $ 114,225 $ 85,402 Plus: Share-based payment expense 1,339 1,206 Plus: Amortization of acquired intangible assets 2,202 1,745 Non-IFRS gross profit $ 117,766 $ 88,353 Operating income IFRS operating income (loss) $ (5,128) $ 7,078 Plus: Share-based payment expense 30,523 14,096 Plus: Amortization of acquired intangible assets 2,398 1,766 Non-IFRS operating income $ 27,793 $ 22,940 Net income IFRS net income (loss) $ (2,637) $ 5,082 Plus: Share-based payment expense 30,523 14,096 Plus: Amortization of acquired intangible assets 2,398 1,766 Less: Income tax effects and adjustments (7,564) (2,565) Non-IFRS net income $ 22,720 $ 18,379 Net income per share IFRS net income (loss) per share - basic $ (0.01) $ 0.03 Plus: Share-based payment expense 0.13 0.11 Plus: Amortization of acquired intangible assets 0.01 0.01 Less: Income tax effects and adjustments (0.03) (0.02) Non-IFRS net income per share - basic $ 0.10 $ 0.13 IFRS net income (loss) per share - diluted $ (0.01) $ 0.03 Plus: Share-based payment expense 0.13 0.09 Plus: Amortization of acquired intangible assets 0.01 0.01 Less: Income tax effects and adjustments (0.03) (0.02) Non-IFRS net income per share - diluted $ 0.10 $ 0.11 Weighted-average diluted shares outstanding Weighted-average shares used in computing diluted IFRS net income (loss) per share 218,504 145,513 Dilution from share options and RSUs (1) 15,609 — Dilution from share options and RSUs granted in periods prior to IPO (2) — 18,018 Weighted-average shares used in computing diluted non-IFRS net income per share 234,113 163,531 Free cash flow IFRS net cash provided by operating activities $ 28,462 $ 14,404 Less: Capital expenditures (2,391) (6,155) Free cash flow $ 26,071 $ 8,249 (1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the three months ended September 30, 2016 because the effect would have been anti-dilutive. (2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

Q1 FY2017 Atlassian Corporation Plc Reconciliation of IFRS to non-IFRS   financial targets (U.S. $) 14 Three Months Ending December 31, 2016 Fiscal Year Ending June 30, 2017 Revenue $142.5 million to $144.5 million $597 million to $603 million IFRS gross margin 82% 82% to 83% Share-based payment expense 1 1 Amortization of acquired intangible assets 1 1 Non-IFRS gross margin 84% 84% to 85% IFRS operating margin (8%) (10%) Share-based payment expense 22 25 Amortization of acquired intangible assets 2 1 Non-IFRS operating margin 16% 16% IFRS net loss per share - diluted ($0.03) ($0.18) to ($0.17) Share-based payment expense 0.13 0.62 Amortization of acquired intangible assets 0.01 0.04 Income tax effects and adjustments (0.03) (0.15) Non-IFRS net income per share - diluted $0.08 $0.33 to $0.34 Weighted-average shares used in computing diluted non-IFRS net income per share 234 million to 236 million 234 million to 236 million IFRS net cash provided by operations $170 million to $180 million Less: Capital expenditures (15 million) Free cash flow $155 million to $165 million

Q1 FY2017 Forward-looking statements This press release contains forward-looking statements under the Private Securities Litigation Reform Act of 1995, which statements involve substantial risks and uncertainties. Forward-looking statements include all statements that are not historical facts and, in some cases, can be identified by terms such as “may,” “will,” “should,” “might,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this press release include, but are not limited to, statements about our products, including our investments in products, technology and other key strategic areas, and our financial targets such as revenue, share count and IFRS and non-IFRS financial measures including gross margin, operating margin, net income per diluted share and free cash flow. Atlassian undertakes no obligation to update any forward-looking statements made in this press release to reflect events or circumstances after the date of this press release or to reflect new information or the occurrence of unanticipated events, except as required by law. The achievement or success of the matters covered by such forward-looking statements involves known and unknown risks, uncertainties and assumptions. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, Atlassian’s results could differ materially from the results expressed or implied by the forward-looking statements we make. You should not rely upon forward-looking statements as predictions of future events. Forward-looking statements represent our management’s beliefs and assumptions only as of the date such statements are made. Further information on these and other factors that could affect Atlassian’s financial results is included in filings it makes with the Securities and Exchange Commission from time to time, including the section titled “Risk Factors” in the company’s Form 20-F previously filed with the SEC. These documents are available on the SEC Filings section of the Investor Relations section of Atlassian’s website at: https://investors.atlassian.com. About non-IFRS financial measures Our reported results and financial targets include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies. Our non-IFRS financial measures reflect adjustments based on the items below: • Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets. • Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share based compensation, amortization of acquired intangible assets and related income tax effects on these items. • Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists primarily of purchases of property and equipment. We exclude expenses related to share-based compensation, amortization of acquired intangible assets and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the tax effects of those items allow for more meaningful comparisons between our operating results from period to period. 15

Q1 FY2017 We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our IPO. We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability. Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position. Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income,   non-IFRS net income per diluted share and free cash flow: • As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations; • For planning purposes, including the preparation of our annual operating budget; • To allocate resources to enhance the financial performance of our business; • To evaluate the effectiveness of our business strategies; and • In communications with our board of directors concerning our financial performance. The tables in this letter titled “Reconciliation of IFRS to non-IFRS results” and “Reconciliation   of IFRS to non-IFRS financial targets” provide reconciliations of non-IFRS financial measures   to the most recent directly comparable financial measures calculated and presented in accordance with IFRS. We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. 16

About Atlasssian

Atlassian unleashes the potential in every team. Our collaboration software helps teams organize, discuss and complete shared work. Teams at more than 65,000 large and small organizations — including Citigroup, eBay, CocaCola, Visa, BMW and NASA — use Atlassian's project tracking, content creation and sharing, real-time communication and service management products to work better together and deliver quality results on time. Learn about products including JIRA Software, Confluence, HipChat, Bitbucket and JIRA Service Desk at https://atlassian.com.

Investor relations contact: Ian Lee, IR@atlassian.com
Media Contact: Heather Staples, press@atlassian.com



Ian Lee
Investor relations contact



Heather Staples
Media contact

Atlassian 17 Q1 FY2017